Filed pursuant to Rule 424(b)(3)
SEC File No. 333-260571

PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated November 3, 2021)

OTONOMO TECHNOLOGIES LTD.

PRIMARY OFFERING OF
13,825,000 ORDINARY SHARES

SECONDARY OFFERING OF
98,631,650 ORDINARY SHARES,
5,200,000 WARRANTS TO PURCHASE ORDINARY SHARES AND
5,200,000 ORDINARY SHARES UNDERLYING WARRANTS
OF
OTONOMO TECHNOLOGIES LTD.

This prospectus supplement updates, amends and supplements the prospectus dated November 3, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-260571). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information on Otonomo’s acquisition of The Floow Limited, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC under the trading symbols “OTMO” and “OTMOW,” respectively. On February 25, 2022, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $1.42 per ordinary share and $0.20 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 28, 2022.

On February 26, 2022, Otonomo entered into a definitive agreement to acquire The Floow, a SaaS provider of connected insurance technology for major carriers globally (“Floow”), in a cash and stock deal valued at approximately $69 million, including a performance-based earnout of up to $37.5 million. The aggregate cash and stock consideration to be paid and issued upon closing is valued at $31.5 million based on a share price of $2.75. The acquisition is subject to approval by U.K. regulators and is expected to close during the second quarter of 2022.

Otonomo believes the combination of vehicle and mobile data from Otonomo and The Floow will be crucial to enabling innovative, usage-based and behavioral-based insurance products and to move from “detect and repair” to “predict and prevent” models to create safer, greener and smarter driving experiences for policy holders. Over the last decade, The Floow has built a portfolio of connected insurance clients, alongside strategic partnerships with Munich Re and TransUnion. The Floow's data refinery platform enables insurance carriers to introduce “connectivity” to their products and differentiate their offerings through a more precise understanding of risk in the context of personalized products and services, improved road safety through driver coaching and timely, accurate roadside assistance.

The Floow’s preliminary and unaudited revenue was between $6.5 million and $7 million for the year ended December 31, 2021. The preliminary revenue of The Floow included herein is a preliminary result and is based on the information available to The Floow at this time. There are material limitations inherent in making estimates of The Floow’s results prior to the completion of its normal financial closing procedures, and its actual revenue may vary from this estimated preliminary result presented herein due to the completion of The Floow’s financial closing procedures and final adjustments. The estimated preliminary revenue has not been audited or reviewed by the Floow’s independent registered public accounting firm.  Accordingly, you should not place undue reliance on this preliminary data.